July 30, 2024

David Wilson
Chief Financial Officer
Powerfleet, Inc.
123 Tice Boulevard
Woodcliff Lake, NJ 07677

       Re: Powerfleet, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Amended Form 8-K Filed June 14, 2024
           File No. 001-39080
Dear David Wilson:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amended Form 8-K filed on June 14, 2024
Unaudited Pro Forma Combined Financial Information

1.     We note you completed a business combination with MiX Telematics in which you
       acquired all of the issued and outstanding shares of MiX Telematics in exchange for
       70,704,110 shares of your common stock. We also note that you had 37,229,000 shares of common stock outstanding as of December 31, 2023. In this regard, it appears that MiX
       Telematics obtained majority equity ownership in Powerfleet at the close of the transaction. Furthermore, we note you are changing your year end to the same year end historically used by MiX Telematics and that as part of the business combination with
       MiX Telematics, you expect to migrate your central corporate accounting function to MiX
       Telematics    central corporate accounting function and team. If MiX
Telematics obtained
       control, explain why you accounted for the transaction as an acquisition rather than a business combination accounted for as a reverse acquisition and provide us with the authoritative guidance you relied upon in determining your accounting treatment. Refer to
       ASC 805-40.
 July 30, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mindy Hooker at 202-551-3732 or Hugh West at 202-551-3872 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing